Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 26, 2014

Contact:	Kevin Begley, CFO
(973) 467-2200, Ext. 220
kevin.begley@wakefern.com

Springfield, New Jersey – June 3, 2014 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 26, 2014.

Net income was $3,188,000 in the third quarter of fiscal 2014, a decrease of 31% from the third quarter of the prior year. The third quarter of fiscal 2014 includes pre-opening costs for the replacement store in Union, New Jersey, which opened on April 30, 2014, of $316,000 (net of tax) and a higher tax rate due to the impact of an unfavorable ruling by the New Jersey Tax Court of $440,000. Excluding these two items, net income decreased 15% in the third quarter of fiscal 2014 compared to the prior year primarily due to a low same store sales increase, lower gross margin percentages and higher operating expenses as percentages of sales.

Sales were $372,511,000 in the third quarter of fiscal 2014, an increase of 3.5% compared to the third quarter of the prior year. Sales increased due to the opening of the greater Morristown replacement store on November 6, 2013. Same store sales increased .4% due to higher sales in both Maryland stores, partially offset by decreased sales due to two store openings by competitors. The Company expects same store sales in fiscal 2014 to range from a decrease of .5% to an increase of .5%.

Gross profit as a percentage of sales decreased to 26.96% in the third quarter of fiscal 2014 compared to 27.05% in the third quarter of the prior year primarily due to decreased departmental gross margin percentages and higher promotional spending. These decreases were partially offset by improved product mix and higher patronage dividends.

Operating and administrative expense as a percentage of sales increased to 23.76% in the third quarter of fiscal 2014 compared to 23.37% in the third quarter of the prior year primarily due to pre-opening costs for the Union replacement store, higher payroll, healthcare, and repair and snow removal costs. Payroll costs increased due to efforts to enhance the customer experience and provide additional services, including the addition and expansion of ShopRite from Home in several stores and our Village Food Garden at both the greater Morristown replacement store and the remodeled Livingston store. These increases were partially offset by a reduction in non-union pension expense.

Net loss was $825,000 in the nine-month period of fiscal 2014 compared to net income of $19,581,000 in the nine-month period of the prior year. Fiscal 2014 includes a $10,052,000 charge to income tax expense and a $1,163,000 increase in the effective tax rate as a result of the unfavorable ruling by the New Jersey Tax Court, a charge for future lease obligations due to the closure of the Morris Plains store of $2,012,000 (net of tax) and pre-opening costs for the replacement stores in Union and greater Morristown of $1,015,000 (net of tax), while fiscal 2013 includes income from the national credit card lawsuit of $693,000 (net of tax), income from a partnership distribution of $840,000 (net of tax) and a charge for the settlement of a landlord dispute of $376,000 (net of tax). Excluding these items from both fiscal years, net income in the nine-month period of fiscal 2014 declined 27% compared to the prior year primarily due to flat same store sales, lower gross margin percentages and higher operating expenses as a percentage of sales. Sales were $1,121,798,000 in the nine-month period of fiscal 2014, an increase of 2.0% from the prior year. Sales increased due to the opening of the greater Morristown replacement store on November 6, 2013. Same store sales were flat.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	39 Weeks Ended	39 Weeks Ended
	April 26, 2014	April 27, 2013	April 26, 2014	April 27, 2013

Sales	$372,511	$359,808	$1,121,798	$1,100,134

Cost of sales	272,074	262,494	822,297	804,262

Gross profit	100,437	97,314	299,501	295,872

Operating and administrative expense	88,524	84,101	264,960	247,797

Depreciation and amortization	5,516	5,063	16,038	15,005

Operating income	6,397	8,150	18,503	33,070

Income from partnerships	-	-	-	1,450

Interest expense	(916)	(944)	(2,673)	(2,886)

Interest income	659	704	2,008	2,068

Income before income taxes	6,140	7,910	17,838	33,702

Income taxes	2,952	3,288	18,663	14,121

Net income (loss)	$3,188	$4,622	$(825)	$19,581

Net income (loss) per share:
Class A common stock:
Basic	$0.26	$0.38	$(0.06)	$1.68
Diluted	$0.23	$0.33	$(0.06)	$1.40

Class B common stock:
Basic	$0.17	$0.25	$(0.05)	$1.01
Diluted	$0.17	$0.25	$(0.05)	$1.01

Gross profit as a % of sales	26.96%	27.05%	26.70%	26.89%

Operating and administrative expense as a % of sales	23.76%	23.37%	23.62%	22.52%